Hewlett-Packard Company 3000 Hanover Street Mail Stop 1050 Palo Alto, CA 94304-1112 www.hp.com

October 5, 2010

BY EDGAR

Daniel F. Duchovny

Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:      ArcSight, Inc.

Schedule TO-T filed on September 22, 2010

File No. 5-83836

Paul T. Porrini Vice President, Deputy General Counsel and Assistant Secretary Tel +1 650 857 4852 Fax +1 650 857 4837 paul.porrini@hp.com

Dear Mr. Duchovny:

I write on behalf of Hewlett-Packard Company (“HP”) and Priam Acquisition Corporation, a wholly-owned subsidiary of HP (“Priam”), in response to the letter from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated September 27, 2010 (the “Comment Letter”) setting out comments with respect to the Schedule TO-T filed with the Commission on September 22, 2010 (the “Schedule TO”) relating to HP’s proposed acquisition of ArcSight, Inc. (“ArcSight”). In connection with this response to the Comment Letter, HP and Priam are filing with the Commission Amendment No. 1 to the Schedule TO.

Set forth below is the response of HP and Priam to each comment contained in the Comment Letter. For ease of reference, we have repeated the Staff’s comments in italicized text prior to the responses. Capitalized terms used but not defined herein are used as defined in the Offer to Purchase, attached as Exhibit (a)(1)(A) to the Schedule TO.

Offer to Purchase

Certain Information Concerning ArcSight – Projected Financial Information, page 15

1.         We note that the projected financial information included in this section has not been prepared in accordance with GAAP.  As a result, advise us what consideration you have given as to

Daniel F. Duchovny U.S. Securities and Exchange Commission October 5, 2010

whether the projected financial information would require additional disclosure pursuant to Rule 100(a) of Regulation G. We may have additional comments after we review your response.

Response:  The projected financial information we received from ArcSight did not include a reconciliation of the differences between the non-GAAP financial measures included with the most comparable financial measures calculated and presented in accordance with GAAP, and we have been advised by ArcSight that such a reconciliation is not available without unreasonable efforts.  Therefore, in accordance with Rule 100(a)(2) of Regulation G, a reconciliation was not included in the Offer to Purchase.

Transaction Documents – Executive Compensation Arrangement, page 38

2.         It appears that you have not availed yourself of the safe harbor included in Rule 14d-10(d) with respect to the arrangements described in this section of your offer document.  Thus, please provide us a legal analysis of your compliance with the provisions of Rule 14d-10(a)(2).

Response:  In accordance with Rule 14d-10(a)(2), Purchaser is offering the same consideration for each Share that is tendered in the Offer, including any Shares that have been or may be tendered into the Offer by executive officers of ArcSight.

Rule 14d-10(d)(1) states that Rule 14d-10(a)(2) “shall not prohibit the negotiation, execution or amendment of an employment compensation, severance or other employee benefit arrangement, or payments made or to be made or benefits granted according to such an arrangement, with respect to any security holder of the subject company,” where the amount payable under the arrangement:

•                  is being paid or granted as compensation for past services performed, future services to be performed, or future services to be refrained from performing, by the security holder (and matters incidental thereto); and

•                  is not calculated based on the number of securities tendered or to be tendered in the tender offer by the security holder.

The new compensation arrangements (the “Arrangements”) with the executive officers of ArcSight (the “Executives”) have been adopted for the purpose of ensuring the retention of such Executives following the consummation of the Offer and the Merger. HP believes the continued dedication of these Executives, and certain other employees of ArcSight, is

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Daniel F. Duchovny U.S. Securities and Exchange Commission October 5, 2010

critical to the success of HP’s acquisition of ArcSight. HP confirms that the amounts payable under the Arrangements will be paid or granted as compensation “for future services to be performed (and matters incidental to those services).”  In addition, the amount payable under the Arrangements also will not be calculated based on the number of securities tendered or to be tendered in the Offer by any security holder.

We further confirm that we are relying on the safe harbor in Rule 14d-10(d)(2). Rule 14d-10(d)(2) provides a non-exclusive safe harbor pursuant to which the requirements of Rule 14d-10(d)(1) may be satisfied “if the arrangement is approved as an employment compensation, severance or any other employee benefit arrangement solely by independent directors” according to certain procedures.  Rule 14d-10(d)(2)(i) describes one such procedure where “the compensation committee […] of the subject company approves the arrangement, regardless of whether the subject company is a party to the arrangement…”  We have been advised by ArcSight that the Arrangements with the Executives have been approved by the Compensation Committee of ArcSight’s Board of Directors, in accordance with Rule 14d-10(d)(2). The ArcSight Compensation Committee was aware of the Offer at the time it approved the Arrangements for the Executives and, in approving the Arrangements, determined that the Arrangements met the requirements of Rule 14d-10(d)(1).

We further note that Rule 14d-10(d)(2)(i) describes another procedure available to satisfy the requirements of Rule 14d-10(d)(1) where, “if the bidder is a party to the arrangement, the compensation committee […] of the bidder approves the arrangement.”  The Arrangements have been approved by the HR and Compensation Committee of HP’s Board of Directors, in accordance with Rule 14d-10(d)(2). The HP HR and Compensation Committee was aware of the Offer at the time it approved the Arrangements for the Executives and, in approving the Arrangements, determined that the Arrangements met the requirements of Rule 14d-10(d)(1).

Letter of Transmittal

3.         Provide an analysis supporting your reference to Treasury Department Circular 230 or delete the legend.

Response:  Note that the language at issue appears on page 12 of the Letter of Transmittal.  In response to the Staff’s comment, we have deleted the legend on page 12 of the Letter of Transmittal.

HP acknowledges and confirms for itself, and on behalf of Priam, that:

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Daniel F. Duchovny U.S. Securities and Exchange Commission October 5, 2010

•     it is responsible for the adequacy and accuracy of the disclosure in the filing;

•     Staff comments or changes to disclosure in response to the Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•     it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that these responses adequately address the Staff’s comments. If the Staff has any questions concerning this letter or requires further information, please do not hesitate to contact David Ritenour at (650) 857-3059 or me at (650) 857-4852.

Very truly yours,

/s/ Paul T. Porrini
Paul T. Porrini

cc: David Ritenour Hewlett-Packard Company Russell C. Hansen Mark S. Lahive Gibson, Dunn & Crutcher LLP

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